Exhibit B

NATIONAL FUEL RESOURCES, INC.
BALANCE SHEET

	AT JUNE 30,
	2005	2004

ASSETS
Current Assets:
Cash and Temporary
Cash Investments	$7,953,732	$8,541,177
Accounts Receivable - Net	14,990,421	11,950,038
Accounts Receivable - Interco	2,714,137	398,082
Notes Receivable - Intercompany	23,600,000	41,900,000
Reserve for Bad Debts	(1,020,674)	(1,247,033)
Gas Stored Underground	15,390,320	9,455,622
Other Current Assets	309,292	373,208

	63,937,228	71,371,094

Property, Plant, and Equipment
Furniture and Fixtures	1,192,504	1,169,524
Less - Accumulated DD&A	(1,131,439)	(1,066,719)

	61,065	102,805

Fair Market Value of Derivative
Financial Instruments-Asset	--	--
Other Assets	303,788	462,440

	$64,302,081	$71,936,339

LIABILITIES
Current Liabilities:
Accounts Payable	$5,681,777	$6,757,777
Accrued Liabilities	7,648,425	8,430,438
Current Income Taxes - Federal	691,394	842,515
Accounts Payable - Intercompany	2,852,846	6,608,278
Notes Payable - Intercompany	--	--
Dividend Payable	2,200,000	1,950,000

	19,074,442	24,589,008

Long Term Liabilities:
Deferred Income Taxes	(2,252,675)	(1,809,266)
Fair Market Value of Derivative
Financial Instruments-Liability	4,631,731	957,377
Miscellaneous Deferred Credits	668,526	712,739

	3,047,582	(139,150)

Stockholder's Equity:
Common Stock	10,000	10,000
Capital Paid in Excess of Par	33,490,000	33,490,000
Retained Earnings	10,655,707	14,348,992
Unrealized Gain/Loss	(1,975,650)	(362,511)

Total Equity	42,180,057	47,486,481

	$64,302,081	$71,936,339